Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-220445

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	46,000,000	$27.10	$1,246,600,000	$144,480.94

(1)	Includes 6,000,000 shares of common stock subject to the underwriters’ option to purchase additional shares of common stock. See “Underwriting.”

(2)	Estimated solely for purposes of determining the amount of the registration fee in accordance with Rule 457(c) and Rule 457(r) under the Securities Act of 1933, as amended. The proposed maximum offering price per share and proposed maximum aggregate offering price are based on the average high and low prices of the Registrant’s common stock on September 8, 2017 as reported on the New York Stock Exchange.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 13, 2017)

40,000,000 Shares

US FOODS HOLDING CORP.

Common Stock

The selling stockholders named in this prospectus supplement are offering 40,000,000 shares of common stock of US Foods Holding Corp. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “USFD.” On September 13, 2017, the closing sales price of our common stock as reported on the NYSE was $28.01 per share.

To the extent the underwriters sell more than 40,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 6,000,000 shares from the selling stockholders on the same terms and conditions noted below within 30 days of the date of this prospectus supplement. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

Investing in our common stock involves risk. Before buying shares of our common stock, you should read the discussion of material risks described in the section titled “Risk Factors” beginning on page S-22 of this prospectus supplement, on page 4 of the accompanying prospectus and beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as the other information included or incorporated or deemed incorporated by reference herein.

None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters have agreed to purchase the shares of our common stock from the selling stockholders at a price of $27.34 per share, which will result in proceeds to the selling stockholders, before expenses, of $1,093,600,000 (or $1,257,640,000 if the underwriters’ option to purchase additional shares is exercised in full). The underwriters may offer our common stock from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

Delivery of the shares of common stock against payment is expected to be made on or about September 18, 2017.

J.P. Morgan	Morgan Stanley
Prospectus supplement dated September 13, 2017

GREAT FOOD.

Les Plats
Andouillette (Sauce moutarde)
Entrecote échalotes
Confit de Canard

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated or deemed incorporated by reference herein and therein. The second part is the accompanying prospectus, which contains a description of our common stock and gives more general information, some of which may not apply to this offering. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. Before purchasing any shares of our common stock, you should read carefully both this prospectus supplement and the accompanying prospectus, together with the documents incorporated or deemed incorporated by reference herein and therein (as described below under the heading “Incorporation by Reference”), any related free writing prospectus and the additional information described below under the heading “Where You Can Find More Information.”

This prospectus supplement and the accompanying prospectus are part of an effective registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to, or incorporated by reference in, the registration statement for a complete description. See “Incorporation by Reference.” The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus, any related free writing prospectus and the other information to which we refer you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or in any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any related free writing prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction. See “Underwriting.”

MARKET AND INDUSTRY DATA

Market data, industry statistics, and forecasts included or incorporated by reference in this prospectus supplement or the accompanying prospectus, other than those provided by third party experts, are based on the good faith estimates of management, which in turn are based upon management’s reviews of independent industry publications, reports by market research firms, and other independent and publicly available sources.

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Unless we indicate otherwise, market data and industry statistics included or incorporated by reference in this prospectus supplement or the accompanying prospectus are for the fiscal year ended December 31, 2016. All references to our market share refer to our net sales as compared to aggregate revenues for the U.S. foodservice distribution industry.

Although we are not aware of any misstatements regarding the industry data that we include or incorporate by reference in this prospectus supplement or the accompanying prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement, “Risk Factors” and “Forward-Looking Statements” in the accompanying prospectus and “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus supplement and the accompanying prospectus include or incorporate by reference some of our trademarks, trade names, and service marks, including US Foods, Keeping Kitchens Cooking, Cattleman’s Selection, Clean Force, Cross Valley Farms, Chef’s Line, Chef’Store, del Pasado, Devonshire, Food Fanatics, Glenview Farms, Harbor Banks, Harvest Value, Hilltop Hearth, Metro Deli, Molly’s Kitchen, Monarch, Monogram, Optimax Pacific Jade, Patuxent Farms, Rykoff Sexton, Rituals, Roseli, Stock Yards, Superior, Thirster and Valu+Plus. Each one of these trademarks, trade names or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been authorized by a third party to use.

Solely for convenience, the trademarks, service marks and trade names included or incorporated by reference in this prospectus supplement and the accompanying prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus supplement and the accompanying prospectus include or incorporate by reference additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names included or incorporated by reference in this prospectus supplement and the accompanying prospectus are, to our knowledge, the property of their respective owners.

BASIS OF PRESENTATION

As used in this prospectus supplement, unless otherwise noted or the context otherwise requires, references to: (i) the “Company,” “US Foods,” “we,” “our,” or “us” refer to US Foods Holding Corp. and its consolidated subsidiaries; (ii) “USF” refer to US Foods, Inc., our operating company, and its subsidiaries; (iii) “CD&R” refer to Clayton, Dubilier & Rice, LLC and its affiliates; (iv) “KKR” refer to Kohlberg Kravis Roberts & Co. L.P. and its affiliates; (v) the “Sponsors” refer to investment funds associated with CD&R and KKR; (vi) the “underwriters” refer to the firms listed on the cover page of this prospectus supplement; (vii) the “Acquisition Agreement” refer to the agreement we entered into in December 2013 to merge with Sysco Corporation, which was subsequently terminated in June 2015; (viii) the “Acquisition” refer to the aforementioned proposed merger with Sysco Corporation; and (ix) “IPO” refer to the initial public offering of our common stock, which was completed on June 1, 2016.

References to “fiscal 2017” are to the 52-week period ending December 30, 2017, references to “fiscal 2016” are to the 52-week period ended December 31, 2016, references to “fiscal 2015” are to the 53-week period

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ended January 2, 2016, references to “fiscal 2014” are to the 52-week period ended December 27, 2014, references to “fiscal 2013” are to the 52-week period ended December 28, 2013, and references to “fiscal 2012” are to the 52-week period ended December 29, 2012. Unless otherwise indicated or the context otherwise requires, financial data included or incorporated by reference in this prospectus supplement reflects the consolidated business and operations of US Foods Holding Corp. and its consolidated subsidiaries.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement or the accompanying prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein carefully, including any free writing prospectus prepared by us or on our behalf, including the sections entitled “Risk Factors” included and incorporated by reference in this prospectus supplement and the accompanying prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2017, which are incorporated by reference herein, before you decide to invest in shares of our common stock.

Our Company

US Foods is among America’s great food companies and one of only two foodservice distributors with a national footprint in the United States. We are the second largest foodservice distributor in the United States with a 2016 market share of approximately 8%. The U.S. foodservice distribution industry is large, fragmented, and growing, with total industry sales of approximately $285 billion in 2016 according to Technomic (August 2017).

Our mission is to be First In Food. We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of Great Food. Made Easy. This strategy centers on providing a broad and innovative offering of high-quality products to our customers, as well as a comprehensive suite of industry-leading e-commerce, technology, and business solutions.

We have significant scale and an efficient operating model. We supply approximately 250,000 customer locations nationwide. These customer locations include independently owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. We provide approximately 350,000 fresh, frozen, and dry food stock-keeping units, or SKUs, as well as non-food items, sourced from approximately 5,000 suppliers. Our more than 4,000 sales associates manage customer relationships at local, regional, and national levels. They are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants. Our extensive network of over 60 distribution centers and fleet of approximately 6,000 trucks allow us to operate efficiently and provide high levels of customer service.

Built through organic growth and acquisitions, we trace our roots back over 150 years to a number of heritage companies with rich legacies in food innovation and customer service. In 2007, US Foodservice was acquired by CD&R and KKR from Royal Ahold N.V. Between fiscal 2007 and fiscal 2011, we made a number of far-reaching structural changes to our operating model. These changes included standardizing and centralizing certain business processes and moving to a common technology infrastructure. Despite the challenging market, net sales expanded at a 0.8% compounded annual growth rate, or “CAGR,” during these four years. In November 2011, we rebranded from “US Foodservice” to “US Foods” to reflect our new strategy for industry leadership centered on providing a superior and innovative food offering and making it easy for customers to do business with us. This new strategy helped our sales increase at a 4.7% CAGR between fiscal 2011 and fiscal 2013.

In December 2013, we entered into the Acquisition Agreement with Sysco Corporation. After failing to obtain regulatory approvals, the Acquisition Agreement was terminated on June 26, 2015. Since then, we have refocused on executing our strategy of bringing innovative products to market, expanding our portfolio of business solutions for customers, and driving advancements in technology. For the fiscal year ended December 31, 2016, we generated $22.9 billion in net sales, $210 million in net income, and $972 million in Adjusted EBITDA.

Our principal executive offices are located at 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018. The telephone number at our principal executive office is (847) 720-8000. Our website address is http://www.usfoods.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our securities in this offering.

Our Industry

The U.S. foodservice distribution industry is large, fragmented, and resilient, with a long history of growth. The industry continues to benefit from increases in consumer spending on food-away-from-home, which has risen steadily for decades and accounted for approximately 50% of total food expenditures in 2016 and $751 billion in consumer spending, according to Technomic (August 2017).

The U.S. foodservice distribution industry is expected to grow at a real CAGR of 1.7% from 2017 to 2022, adding $30 billion to total annual foodservice distribution industry sales, according to Technomic (August 2017). Foodservice demand in the United States is highly resilient, with negative real annual growth only occurring in five years out of the past 44, according to Technomic (August 2017).

The U.S. foodservice distribution industry has a large number of companies competing in the space, including local, regional, and national distributors. Foodservice distributors typically fall into three categories, representing differences in customer focus, product offering, and supply chain:

•	Broadline distributors who offer a “broad line” of products and services.

•	System distributors who carry specific products for large chains.

•	Specialized distributors focused on specific product categories or customer types (e.g., meat or produce).

A number of adjacent competitors also serve the industry, including cash-and-carry retailers, commercial wholesale outlets and warehouse clubs, commercial website outlets, and grocery stores. There is a high degree of customer overlap, particularly across the broadline, specialized, and cash-and-carry categories, as many customers purchase from multiple distributors. The U.S. foodservice distribution industry is comprised of different customer types of varying sizes, growth profiles, and product and service requirements. Industry sales data reflected below for 2016 is based on information from Technomic (August 2017).

•	Independent restaurants/small chains and regional chains. U.S. foodservice distribution sales to independent restaurants and small chains were estimated at $70 billion in 2016, with a projected real CAGR of 1.5% over the next five years. Regional chains were estimated to represent $16 billion in foodservice distribution in 2016 and are projected to grow at a 1.8% real CAGR over the next five years. These restaurants typically differentiate themselves on their overall dining experience and a quality, diverse menu offering. They value business solutions that help attract diners, improve the effectiveness of their menu, and increase their operating efficiency. We believe there are significant opportunities to provide additional solutions to these customers that would be otherwise difficult for them to access, given their more limited size and resources.

•	Healthcare customers. Healthcare customers were estimated to comprise $14 billion in foodservice distribution sales in 2016 and are projected to grow at a 3.5% real CAGR over the next five years.

These customers generally fall into acute care (e.g., hospital systems) or senior living categories. Healthcare customers have complex foodservice needs given their scale, need for menu diversity, and logistics considerations. Food is not as central to their overall business model but is a key contributor to patient satisfaction. As a result, some healthcare customers use third-party contract management companies to operate their foodservice facilities. Many use group purchasing organizations, or GPOs, as intermediaries in order to gain procurement scale. In our experience, most healthcare customers value foodservice partners with national scale, a broad product offering, and strong transactional and logistical capabilities.

•	Hospitality customers. This customer type was estimated to represent $19 billion in foodservice distribution sales in 2016 and is projected to grow at a 2.0% real CAGR over the next five years. Hospitality customers are a diverse group, ranging from large hotel chains and conference centers to local banquet halls, country clubs, casinos, and entertainment and sports complexes. Food is key to guest satisfaction for these customers, and they value solutions related to menu planning and efficiency improvements in their kitchens and restaurants. With complex foodservice needs, hospitality customers want a streamlined purchasing process and expect high order fulfillment levels. They also use GPOs as intermediaries to gain procurement scale.

•	National restaurant chains. The top 100 national restaurant chains generated an estimated $78 billion in foodservice distribution industry purchases in 2016 and are projected to grow at a 1.7% real CAGR over the next five years. This group tends to internally source most activities except distribution, often relying on system distributors for freight and logistics.

We believe we can profitably grow our business by focusing on customers that benefit from the broad array of value-added solutions we provide, which makes these customers more effective and efficient. In our experience, these customers purchase a more attractive and profitable mix of items, and tend to show greater loyalty.

Customer Types in Foodservice Distribution

Source for expected growth and market size in the above text and chart: Technomic (August 2017). US Foods utilizes Technomic definitions of “Restaurant” and “Bars” as proxies for specific customer types: “Small Chains & Independents” as Independent Restaurants, “101-500 Chains” as Regional Concepts and “Top 100 Chains” as National Restaurant Chains. The Company’s “All Other” category is the “Military, Corrections, Refreshment Services and All Other” Technomic definition.

Several important dynamics are affecting the industry. We believe we have the scale, foresight, and agility required to capitalize on these trends and will benefit from higher growth, greater customer retention, and improved profitability.

Evolving consumer tastes and preferences. Consumers demand healthy, diverse, and authentic food alternatives with fewer artificial ingredients. They also value locally harvested and sustainably manufactured products. Changes in consumer preferences create opportunities for new and innovative products, which in turn are expected to create growth, margin expansion, and better customer retention opportunities. Those distributors with a broad innovative product line, an efficient supply chain network, and a strong food safety program will be in position to meet these changing demands.

Generational shifts with millennials and baby boomers. Given their purchasing power, millennials and baby boomers will continue to significantly impact the food-away-from-home market. Millennials are now the largest demographic group in the United States and play a key role in driving growth in the broader U.S. food industry as their disposable incomes continue to increase. Baby boomers also continue to shape the industry by remaining in the workplace longer, prolonging their food-away-from-home expenditures.

Growing importance of e-commerce. We have seen significant growth in e-commerce and believe this trend will accelerate, as millennials become key influencers and decision-makers within the foodservice industry, particularly at the customer level. E-commerce solutions deepen the relationship between distributors and customers, increase customer retention, and drive adoption of new products. They also create new insights and services that can make both parties more efficient. As a result, distributors investing in these capabilities will have a competitive edge.

Our Business Strategy

While we serve all customer types, our strategy focuses on independent restaurants, small chains and regional chains, and healthcare and hospitality customers. These customers generated approximately 66%, 66%, and 65% of our net sales in fiscal 2016, fiscal 2015, and fiscal 2014, respectively. Their expected growth, mix of product and category purchases, adoption of value-added solutions, and other factors make them attractive to us.

We offer innovative products and services that help chefs and operators succeed. Our digital platform makes it easier for customers to do business with us. We execute on these elements of our strategy while delivering on the fundamental requirements that are important to all of our customers. The strategy is supported by a series of capabilities and initiatives depicted in the following pyramid.

Great Food. Made Easy.

Strategic Priorities and Supporting Initiatives

•	“Great Food.” Food leadership means meeting the needs of a diverse and growing customer base and providing a broad product portfolio. This offering includes items from leading manufacturers’ brands and our private brands. Our unique product innovation capabilities keep us at the forefront of emerging food trends. We work with suppliers to bring new items to market that reflect consumer preferences such as sustainable products. Great Food is especially important to our core independent and regional restaurant customers who value food quality, menu diversity, and insights into emerging trends in consumer preferences.

•	“Made Easy.” To improve the customer experience, we provide the broadest and most relevant e-commerce and business support tools in the U.S. foodservice distribution industry. We combine this with a consultative selling approach to create data-driven customer insights that focus our efforts on the most impactful areas from a customer’s perspective. Our digital platform allows customers to easily place orders, track shipments, view product information, and verify orders at delivery. Our knowledge of consumer trends and innovative food offerings, coupled with a deep understanding of our customers’ operations, allows us to bring them opportunities for growth and efficiency. We continue to expand our capabilities with analytical tools that yield additional insights from our transactional and operational data.

•	Flawless Fundamentals. We strive to do everything right with our customers every day: from ordering to delivery to billing. Our customers value product quality, food safety, product price, and variety, as well as dependable and accurate transactions and delivery. We outperform most of our competitors in many of these areas, as evidenced by the result of customer surveys. We are always looking for ways to improve this experience, to further strengthen our customer relationships and widen the performance gap between us and our competitors.

•	Foundational Excellence. We focus on people, processes, infrastructure, and insights from analytics. This begins with a commitment to our approximately 25,000 employees: developing their talents and maintaining a strong and vibrant culture. We have significant scale in our operating network, coupled with leading supply chain management capabilities and standardized business processes. This includes a common technology infrastructure supporting transactional, operating, and financial activities. The result is a streamlined organizational model that supports local leadership with centralized capabilities.

Research using the Net Promoter Score methodology (“NPS”)1 indicates that our strategy resonates with customers. We have higher NPS scores than our primary competitors.

Net Promoter Score Trends vs. Competitors

Rolling 6-Month Average

Source: Datassential

1 The NPS methodology is calculated using responses to a single question, on a 0-10 scale: How likely is it that you would recommend US Foods to a friend or colleague?

Respondents are grouped as follows:

Promoters (score 9-10) are loyal enthusiasts who will keep buying and referring others, fueling growth.

Passives (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings.

Detractors (score 0-6) are unhappy customers who can damage the brand and impede growth through negative word-of-mouth.

The NPS is calculated by subtracting the percentage of Detractors from the percentage of Promoters. The NPS can range from a low of -100 (if every customer is a Detractor) to a high of 100 (if every customer is a Promoter).

We believe our strategy has enabled us to grow with target customers. We have seen momentum returning to the business after the termination of the Acquisition Agreement, and have been achieving year-over-year quarterly growth rates with our independent restaurant customers at above market growth, which is consistent with the levels we experienced prior to the announcement of the Acquisition Agreement.

INDEPENDENT RESTAURANT CASE VOLUME GROWTH

YOY Change

*	Q4 2015 and Q4 2016 results normalized for the 53rd week. Source: Company results and calculations.

What Makes Us Different

We are one of two national players in a large, resilient, and fragmented industry. We believe the following factors differentiate us from competitors in the eyes of customers:

Innovative products. We believe we provide one of the most innovative food offerings in the industry supported by a team of food scientists, chefs, and packing engineers. They search the world for new and forward-thinking food concepts and work collaboratively with leading suppliers and co-packers to develop products based on these insights. Since 2011, we have launched over 400 new products (from an estimated 3,000 items evaluated), which generated approximately $1.5 billion in incremental cumulative net sales. We launched or rebranded over 150 sustainable products in fiscal 2016. We also are in the process of removing artificial ingredients from our premium private brands by substituting all natural alternatives for what we call the “US Foods Unpronounceables List.”

We launch products nationally under proprietary marketing campaigns called The Scoop. Each Scoop features 20 to 30 new US Foods products. The campaign, occurring several times a year, is coordinated with local sales teams across the country. Their efforts are supported by a variety of marketing tools including print and digital promotions, food shows, customer tasting events, and social media. We use proprietary analytic tools to identify high-potential target customers and direct our selling efforts accordingly. In fiscal 2016, 64% of our customers purchased Scoop items compared to 58% in fiscal 2015. Additionally, Scoop customers have 8% higher case volumes and up to 6% higher retention rates than non-Scoop customers, resulting in higher sales and profits.

Broad product offering, including a leading private brand program. Our wide product assortment features approximately 350,000 fresh, frozen, and dry food SKUs and non-food items that are sourced from approximately 5,000 suppliers. We believe we have industry-leading category management capabilities that allow us to capitalize on our procurement scale, while also enabling local customization. Our leading private brand program includes an extensive and growing assortment of over 15,000 products across 20 plus brands. These represented 33% of net sales for fiscal 2016 and 32% of net sales for fiscal 2015. Since fiscal 2013, our private brand offering has grown by more than 2,500 products. Although many competitors use private brands primarily as a lower price point option, we believe our broad spectrum of “good, better, best” tiers based on price and quality gives us an advantage. Our private brand products typically have higher gross margins compared to similar manufacturer-branded offerings. They are generally priced below comparable manufacturer brands, where available, which we believe drives preference and loyalty with customers.

Leading digital platform. We believe we were the first in our industry to offer e-commerce and mobile technology solutions to customers. These solutions allow customers to more easily place orders, track shipments, analyze food costs, analyze trends based upon transactional history over time, manage inventory, make payments, and quickly view product information. Such solutions also enable our sales associates to spend more quality time with customers. Our sales associates can then focus on consultative selling and presenting value-adding services rather than entering orders. In our surveys and benchmarking studies, customers continue to rate our functionality and ease of use as better than competitors. Furthermore, customer adoption of e-commerce continues to grow.

Independent Restaurant E-commerce Penetration

Source: Company data.

In fiscal 2016, $16 billion in net sales was generated through e-commerce, representing 68% of our total net sales compared to 52% in fiscal 2011. In addition, as of the week ended July 1, 2017, 53% of our total net sales to independent restaurants was generated through e-commerce. This has grown significantly since 2011. Our mobile application has been downloaded almost 300,000 times since its 2013 launch. Our digital platform currently has over 100 functions ranging from day-to-day transactions to product research to recommendations and promotions. We believe our sales from e-commerce orders are the highest in the industry, and they rank in the top 10 for all business-to-business companies, according to 2017 B2B E-Commerce 300. Our digital platform is one of the primary ways we make it easy for our customers to do business with us, and it also provides extensive capabilities to help them run their own business. We continue to expand our suite of value-added service offerings, including business analytics, menu engineering, design and printing tools to assist our customers with managing inventory costs and driving traffic.

E-commerce has significant benefits for customers and drives incremental growth and profit for us. For example, our independent restaurant customers who use e-commerce to place orders have over 5% higher retention rates, over 5% higher purchase volumes, and an approximately 600 basis points higher NPS than those that do not. Many e-commerce customers are engaged in social media, providing additional channels for us to build strong and enduring relationships with them.

Superior team-based selling approach. Our sales per associate have significantly increased over the last several years, which we believe reflects our efficient team-based approach to customers, as well as use of proprietary tools that help our sales force better understand their customers.

•	Robust front-line selling capabilities driving local “touch” with customers. We have more than 4,000 sales associates engaged in a team-based selling approach. These teams are supported on the street by chefs, restaurant operations consultants and product specialists, and customer service representatives. Together, this team provides cohesive support including menu planning, recipe ideas, product selection, and pricing strategies. Unlike many competitors, where sales associates view themselves as independent sales representatives managing their own book of business, our sales associates represent the entire US Foods brand. This gives them a local touch while tapping the expertise of our entire organization for each customer. We believe this concerted effort results in our receiving a higher share of our customers’ purchases and better customer retention.

•	Data-driven insights and predictive analytics to guide the selling team. Proprietary analytical capabilities enable us to apply predictive analytics to customer data, providing the insights that inform and optimize day-to-day activities, such as pricing, sales planning, and cross-selling offers. Our sales associates use these tools to deepen customer relationships and explore new opportunities for mutual growth. For example, sales associates receive an alert if a customer is at risk of deviating from historical purchasing patterns, allowing the sales associate to quickly address the situation. We also leverage this capability to provide market insights to our suppliers that facilitate joint growth programs. Predictive analytics also increase the effectiveness of our “My Kitchen” marketing campaigns, which occur several times a year. My Kitchen provides tailored offers and product recommendations that are likely to be important to a particular customer and that are presented in a unique format. These promotions are relevant to customers and drive a greater share of purchases, new product adoption, and profitable growth for us.

•	Resource solutions that help customers operate more profitably. Our team of Restaurant Operations Consultants (ROCs) has grown exponentially since the inception of the program in 2011 and is currently comprised of more than 65 experienced and highly skilled former restaurant owners and operators that are available to assist our customers in all aspects of their business, from menu enhancement ideas to implementation of labor saving practices in the kitchen. The restaurant industry is extremely competitive, with many new restaurants closing their doors within the first year. We believe that we can help our customers beat these odds and become successful through implementing tools and systems that the most successful restaurateurs use. ROCs are trained to help customers better manage the prime costs that lead to profitability and to drive more traffic into the store. This creates a true business partnership and enhances customer loyalty.

•	Grass roots, value-added marketing through “Food Fanatics.” Launched in 2012, the “Food Fanatics” marketing program combines local events with national media. Our team of 48 in-house culinary experts, located in major markets around the country are the “Food Fanatics Chefs.” They are imbedded in local markets and provide advice to customers and sales associates. We host “Food Fanatics Live” events nationwide. Customers, vendors, and sales associates gather together to discuss food and technology trends of interest to customers in that local market. In fiscal 2016, we held 21 “Food Fanatics Live” shows in 21 cities with approximately 1,700 attendees at each show. Local efforts are supported by our award-winning “Food Fanatics” magazine, which is distributed to existing and potential customers. This magazine, which is free and primarily funded through advertising, includes third-party content on food trends, food people, and ideas to increase profitability for our customers.

Functionalized operating model and business culture. We operate as one business with standardized business processes, a shared systems infrastructure, and an organizational model that optimizes national scale with local execution. Activities are centralized where scale matters, and our field structure focuses on local customer facing activities. For example, product innovation, research and development efforts, brand marketing, e-commerce initiatives, national vendor negotiations, and other aspects of our supply chain are managed centrally. We also employ a shared services model whereby transactional business processes are centralized to support the business in a highly efficient manner. We have also migrated to a common information technology platform. However, activities that are closer to the customer, such as pricing to local customers, certain product replenishment, and local business development efforts are managed locally with support from regional leaders and our corporate office organized by function. Our functionalized model balances the advantages of scale and flexibility. The result is a more responsive and lower-cost operating model, which improves our time-to-market. This model also has enabled us to achieve greater consistency in our offering and execution, which is important to regional and national customers. In 2016, we moved to a multi-site approach to management, consolidating local back-office support functions from over 60 distribution centers into 26 area hubs with broader geographic scope. As part of this change, we also streamlined our regional leadership structure. For instance, at the end of 2016, the 26 area hubs reported to five regions instead of the eight regions we had in place in our prior organizational structure. In addition to generating expected cost savings, we believe this will enable better network and route optimization and more efficient integration of acquisitions.

One of only two national broadline players in a highly fragmented industry with resilient growth. We are the second-largest distributor, as measured by sales, in the approximately $285 billion U.S. foodservice distribution industry, making us about three times the size of the average regional competitor. The industry is very fragmented with an estimated 78% of sales from local and regional distributors without a national distribution footprint.

Our nationwide reach means we can serve large regional or multi-regional customers who want a more seamless experience across the geographies they serve. This scale also provides several advantages over regional or local distributors. We achieve volume savings from purchases on everything from cost-of-goods to fleet and fuel. We achieve greater efficiencies of scale for our basic centralized administrative support functions, such as accounting, payroll, and tax, resulting in a lower unit cost for the services. We also have greater flexibility to invest in initiatives requiring significant capital and talent, such as product development, e-commerce, marketing, and other areas that support our Great Food. Made Easy strategy.

An experienced and invested management team. Our executive leadership team and regional presidents have over 140 years of expertise in the foodservice industry, which we believe has been an important factor in our past successes. These executives also bring deep experience from related industries, including retail, manufacturing, and other types of distribution. Our management and field leadership team, including regional and area presidents, has invested personal funds in our equity. Substantially all of management’s incentive compensation is tied to achieving growth and profitability targets.

Our Growth Strategy

Our growth strategy gives us an opportunity to outpace the projected growth of the U.S. foodservice distribution industry. We intend to do so by increasing revenue from our target customers, continuing to drive greater cost savings and efficiencies and making opportunistic acquisitions as described below:

Grow our revenue and gross profit with our target customers. We are taking the following actions to expand our net sales and profitability:

•	Increase our share with new and existing customers. Our target customers are independent and regional restaurants, hospitality, and healthcare customers. Our strategy is to provide them with the most compelling combination of products, services, and analytical tools coupled with the ease of online transactions. Our internal studies show customers increasingly prefer our innovation, product offering, and digital platform and value added services. We have also seen significantly lower rates of customer churn for those using our innovative products and online platforms.

•	Grow our share in center-of-plate and produce. Center-of-plate proteins and produce categories account for a significant portion of total industry sales. These categories are often provided by a number of specialty distributors with deep category knowledge but without scale. Our objective is to be a customer’s “first choice” in these categories in order to drive additional revenue and gross profit from current customers, as they shift business from specialty distributors to US Foods. To date, we have seen higher growth in markets where we are using this strategy. We are also strengthening our offering by expanding our Stock Yards manufacturing footprint. Stock Yards provides high-quality meat and seafood, custom cut and packaged to a customer’s specifications. In addition, acquisition opportunities offer the potential to accelerate this growth.

•	Expand our private brand program. Our private brands offer a differentiated positioning and product selection, better price points, and higher gross margins than manufacturer-branded products. We intend to continue leveraging our scale to further reduce the cost of goods for our private brand offerings and enhance incentives for our sales force to drive private brand growth. These efforts should increase profitability and customer loyalty.

Continue to reduce our operating expenses. We are increasing our productivity in the following ways:

•	Optimize our network and increase distribution productivity. We expect to drive productivity savings through a combination of continuous improvement, network consolidations and better alignment of compensation and productivity. For example, as part of a program to improve the effectiveness and efficiency of our distribution network, in 2016 we closed our Baltimore, Maryland distribution center. Over the last several years, we also opened two highly efficient distribution centers to serve growing markets. In addition, we are implementing formal continuous improvement processes across our distribution network. These processes are focused on a number of initiatives, including optimizing our delivery routes to reduce the number of miles driven, improving the slotting of products in our warehouses to reduce selection time, enhancing our freight lane management for inbound product, aligning employee incentives with productivity goals and improving the loading of trucks to reduce driver delivery time.

•	Increase the efficiency of our sales organization. We increased our net sales dollars per sales associate by over 30% between fiscal 2012 and fiscal 2016, from $4.0 million to $5.4 million. We expect our sales associates to become even more productive as they continue using our digital platform tools and team-based selling approach.

•	Use a lower-cost standard organization model and common systems infrastructure. We are targeting cost savings by further streamlining our overhead and shared services. We have moved from individual support centers at each distribution facility to a multi-site model where several facilities are served by a hub in order to streamline our infrastructure. We are consolidating our spending across indirect spend categories to capture additional savings from leveraging our scale through aggregating purchasing, modifying internal practices, and improving vendor compliance. In the third quarter of fiscal 2016, we launched a new effort to drive further efficiencies in corporate and administrative costs and to extend the scope of our shared services, taking a more holistic view of end-to-end processes such as order-to-cash and procure-to-pay. In addition, we are continuing our efforts to centralize replenishment, which we expect to complete in late fiscal 2017 or early fiscal 2018. As a result, we expect to benefit from better sourcing, which will reduce cost-of-goods and result in more optimal logistics and more efficient and effective management of inventory, while maintaining our high service levels.

Pursue opportunistic acquisitions for accelerated growth. Our company has a strong record of identifying, completing, and integrating accretive acquisitions. Our preferred targets include broadline distributors with local strength and strong independent restaurant sales as well as specialty distributors with distinct capabilities across ethnic, center-of-plate, and produce categories. Because the U.S. foodservice distribution industry is fragmented, we believe there are plenty of attractive acquisition opportunities that will allow us to grow with our target customer groups and generate an attractive return on investment from the revenue and cost synergies we hope to capture from integrating the acquired businesses into our operations.

From December 2015 through fiscal 2016 we completed five acquisitions, including three broadline foodservice distributors and two specialty distributors to enhance our capability in produce and seafood. In fiscal 2017 on a year-to-date basis, we have completed a total of five acquisitions, including three broadline foodservice distributors and two specialty acquisitions.

In February 2017, we acquired All American Foods (“All American”), a broadline distributor with annual sales of approximately $60 million. In June 2017, we acquired F. Christiana, a broadline distributor with annual sales of approximately $100 million. In July 2017, we acquired three broadline locations with aggregate annual sales of approximately $130 million, all owned and operated by TOBA, Inc. These broadline acquisitions further our strategy to expand our market share with independent restaurants.

In March 2017, we acquired SRA Foods, with annual sales of approximately $80 million. SRA Foods is a meat processor and distributor in Birmingham, Alabama. In April 2017, we acquired FirstClass Foods-Trojan, Inc. (“FirstClass Foods”), a meat processor and distributor, with annual sales of approximately $55 million. These specialty acquisitions enhance our center-of-the plate capabilities, which are a key focus of our growth strategy.

Risks Related to Our Business and Our Industry

Investing in our common stock involves substantial risks, and our ability to successfully operate our business and execute our growth strategy is subject to numerous risks, including those that are generally associated with operating in the foodservice distribution industry. Some of the more significant challenges and risks include the following:

•	ours is a low-margin business, and our profitability is directly affected by cost deflation or inflation, commodity volatility, and other factors;

•	competition in our industry is intense, and we may not be able to compete successfully;

•	we rely on third-party suppliers, and our business may be affected by interruption of supplies or increases in product costs;

•	we have substantial debt, which could adversely affect our financial health and our ability to raise additional capital or obtain financing in the future, react to changes in our business, and make payments on our debt, and the agreements and instruments governing our debt contain restrictions and limitations that impact our ability to incur additional debt and operate our business;

•	our ability to generate the significant amount of cash needed to pay interest and principal on our debt facilities and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control;

•	a change in our relationships with GPOs could negatively affect our relationships with customers, which could reduce our profitability;

•	our relationships with key long-term customers and GPOs may be materially diminished or terminated;

•	if we fail to increase or maintain our sales to independent restaurant customers, our profitability may suffer;

•	we may fail to consummate and effectively integrate the businesses we acquire;

•	we may be unable to achieve some or all of the benefits that we expect from our cost saving initiatives;

•	most of our customers are not obligated to continue purchasing products from us;

•	extreme weather conditions and natural disasters may interrupt our business, or our customers’ businesses, which could have a material adverse effect on our business, financial condition, or results of operations;

•	changes in industry pricing practices could negatively affect our profitability;

•	if our competitors implement a lower cost structure, they may be able to offer reduced prices to customers, and we may be unable to adjust our cost structure to compete profitably;

•	changes in consumer eating habits, or changes in macroeconomic conditions, including other factors affecting consumer confidence, could materially and adversely affect our business, financial condition, or results of operations;

•	any negative media exposure or other event that harms our reputation could hurt our business; and

•	other factors set forth or referred to under “Risk Factors” in this prospectus.

Hurricane Harvey and Hurricane Irma, which made landfall in August 2017 and September 2017, respectively, did affect our operations in the impacted areas. We are unable to currently estimate the significance of the financial impact due to these weather events on our business, as the impact is expected to be largely attributable to lost sales due to our facility closures during the storms as well as any impact of ongoing customer closures.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” as well as the information incorporated by reference in this prospectus from our filings with the SEC, including matters set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Our Sponsors

CD&R

Founded in 1978, CD&R employs a distinctive approach to private equity investing, combining investment professionals and operating executives to pursue a strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of $24 billion in 74 businesses with an aggregate transaction value of approximately $100 billion. CD&R has disciplined and clearly defined investment strategy with a special focus on multi-location services and distribution businesses. Investment funds associated with CD&R currently beneficially own approximately 17.8% of our common stock and intend to sell 20 million shares of our common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares).

KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading investment firm with $148.5 billion in assets under management as of June 30, 2017. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platforms. KKR & Co. L.P. is publicly traded on the NYSE (NYSE: KKR). Investment funds associated with KKR currently beneficially own approximately 17.8% of our common stock and intend to sell 20 million shares of our common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares).

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of Capital Stock.”

Common stock offered by the selling stockholders	40,000,000 shares.

Option to purchase additional shares	The underwriters have an option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus supplement.

Common stock outstanding	224,368,299 shares (as of September 12, 2017).

Use of proceeds	We will not receive any proceeds from the sale of shares being sold in this offering, including from any exercise by the underwriters of their option to purchase additional shares. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock pursuant to this prospectus supplement. See “Use of Proceeds” and “Selling Stockholders.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

Risk factors	See “Risk Factors” beginning on page S-22 of this prospectus supplement, on page 4 of the accompanying prospectus and beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (which is incorporated by reference herein) for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	Our common stock is listed on the NYSE under the symbol “USFD.”

The number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on 224,368,299 shares of common stock outstanding as of September 12, 2017 and does not give effect to (a) options relating to 5,791,822 shares of common stock, with a weighted average exercise price of $18.29 per share, outstanding under our 2007 Stock Incentive Plan for Key Employees of USF Holdings Corp., as amended (the “2007 Stock Incentive Plan”), and our US Foods Holding Corp. 2016 Omnibus Incentive Plan (the “2016 Plan”), (b) 1,394,735 shares of common stock that are issuable pursuant to unvested restricted stock units outstanding under the 2007 Stock Incentive Plan and the 2016 Plan, (c) 5,071,013 shares of common stock that are reserved for future issuance under the 2016 Plan, and (d) 580,481 shares of common stock available for issuance under the US Foods Holding Corp. Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”).

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The summary historical consolidated financial data set forth below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2017 and our audited and unaudited consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement.

We operate on a 52-53 week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, we report the additional week in the fiscal fourth quarter. Fiscal 2016 ended on December 31, 2016 and was comprised of 52 weeks. Fiscal 2015 ended on January 2, 2016 and was comprised of 53 weeks. Fiscal 2014, 2013, and 2012 included 52 weeks and ended on December 27, 2014, December 28, 2013, and December 29, 2012, respectively. The summary historical consolidated statements of operations data for fiscal 2016, 2015, and 2014, and the related summary balance sheet data as of fiscal 2016 and 2015 year end, have been derived from our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement. The summary historical consolidated statement of operations data for fiscal 2013 and 2012 and the summary balance sheet data as of fiscal 2014, 2013 and 2012 year end have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement. The summary historical interim financial data as of July 1, 2017 and for the 26-weeks ended July 1, 2017 and July 2, 2016 have been derived from our unaudited consolidated interim financial statements incorporated by reference in this prospectus supplement, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for these periods. The interim results are not necessarily indicative of the results for the full year or any future period.

The following tables set forth our summary historical consolidated financial data for the periods and as of the dates indicated.

	26-Weeks Ended		Fiscal Year
	July 1, 2017	July 2, 2016	2016	2015	2014	2013	2012
	(unaudited)		(In millions, except for per share data)*
Consolidated Statements of Operations Data:
Net sales	$11,947	$11,400	$22,919	$23,127	$23,020	$22,297	$21,665
Cost of goods sold	9,902	9,406	18,866	19,114	19,222	18,474	17,972

Gross profit	2,045	1,994	4,053	4,013	3,798	3,823	3,693
Operating expenses:
Distribution, selling and administrative costs	1,841	1,787	3,586	3,650	3,546	3,494	3,350
Restructuring and tangible asset impairment charges	3	24	53	173	—	8	9

Total operating expenses	1,843	1,811	3,639	3,823	3,546	3,502	3,359

Operating income	202	183	414	190	252	321	334
Acquisition termination fees—net	—	—	—	288	—	—	—
Interest expense—net	83	141	229	285	289	306	312
Loss on extinguishment of debt	—	42	54	—	—	42	31

Income (loss) before income taxes	119	—	131	193	(37)	(27)	(9)
Income tax provision (benefit)	27	—	(79)	25	36	30	42

Net income (loss)	$92	$—	$210	$168	$(73)	$(57)	$(51)

Net income (loss) per share:
Basic	$0.42	$—	$1.05	$0.99	$(0.43)	$(0.34)	$(0.30)
Diluted (a)	$0.41	$—	$1.03	$0.98	$(0.43)	$(0.34)	$(0.30)

	26-Weeks Ended		Fiscal Year
	July 1, 2017	July 2, 2016	2016	2015	2014	2013	2012
	(unaudited)		(In millions, except for per share data)*
Weighted-average number of shares used in per share amounts:
Basic	222.1	179.6	200.1	169.6	169.5	169.6	169.6
Diluted (a)	226.6	179.6	204.0	171.1	169.5	169.6	169.6
Other Data:
Cash flows—operating activities	$368	$301	$556	$555	$402	$322	$316
Cash flows—investing activities	(219)	(161)	(762)	(271)	(118)	(187)	(380)
Cash flows—financing activities	(131)	(543)	(180)	(110)	(120)	(197)	103
Capital expenditures	108	67	164	187	147	191	293
EBITDA (b)	416	349	782	876	664	667	659
Adjusted EBITDA (b)	501	463	972	875	866	845	841
Adjusted Net income (b)	125	114	321	154	126	111	129
Free cash flow (b)	260	234	392	368	255	131	23

	As of	As of Fiscal Year End
	July 1, 2017	2016	2015	2014	2013	2012
	(unaudited)	(In millions)*
Balance Sheet Data:
Cash and cash equivalents	$150	$131	$518	$344	$180	$242
Total assets	9,208	8,944	9,239	9,023	9,138	9,208
Total debt	3,727	3,782	4,745	4,714	4,722	4,759

(*)	Amounts may not add due to rounding.
(a)	When there is a loss for the applicable period, weighted average fully diluted shares outstanding was not used in the computation as the effect would be antidilutive.
(b)	EBITDA, Adjusted EBITDA, and Adjusted Net income are non-GAAP measures used by management to measure operating performance. EBITDA is defined as Net income (loss), plus Interest expense—net, Income tax provision (benefit), and Depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible asset impairment charges; 3) Share-based compensation expense; 4) the non-cash impact of LIFO reserve adjustments; 5) Loss on extinguishment of debt; 6) Pension settlements; 7) Business transformation costs; 8) Acquisition-related costs; 9) Acquisition termination fees—net; and 10) Other gains, losses, or charges as specified in USF’s debt agreements. Adjusted Net income is defined as Net income (loss) excluding the items used to calculate Adjusted EBITDA listed above and further adjusted for the tax effect of the exclusions and discrete items. EBITDA, Adjusted EBITDA, and Adjusted Net income as presented in this prospectus supplement are supplemental measures of our performance that are not required by—or presented in accordance with—GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to Net income (loss) or any other performance measures derived in accordance with GAAP.

Free cash flow is defined as Cash flows provided by operating activities less Capital expenditures. Free cash flow is used by management as a supplemental measure of our liquidity. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to Cash flows provided by operating activities.

For additional information, see “—Non-GAAP Reconciliations” below.

Non-GAAP Reconciliations

We provide EBITDA, Adjusted EBITDA, and Adjusted Net income as supplemental measures to GAAP regarding our operational performance. These non-GAAP financial measures exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP.

We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because they exclude amounts that we do not consider part of our core operating results when assessing our performance. Items excluded from Adjusted EBITDA include Restructuring and tangible asset impairment charges, Loss on extinguishment of debt, Sponsor fees, Share-based compensation expense, Pension settlements, the non-cash impact of LIFO reserve adjustments, Business transformation costs (costs associated with the redesign of systems and processes), Acquisition-related costs, Acquisition termination fees—net, and other items as specified in our debt agreements.

We believe that Adjusted Net income is a useful measure of operating performance for both management and investors because it excludes items that are not reflective of our core operating performance and provides an additional view of our operating performance including depreciation, amortization, interest expense, and income taxes on a consistent basis from period to period. Adjusted Net income is Net income (loss) excluding such items as Restructuring and tangible asset impairment charges, Loss on extinguishment of debt, Sponsor fees, Share-based compensation expense, Pension settlements, Business transformation costs (costs associated with redesign of systems and process), and other items, and adjusted for the tax effect of the exclusions and discrete tax items. We believe that Adjusted Net income is used by investors, analysts and other interested parties to facilitate period-over-period comparisons and provides additional clarity as to how factors and trends impact our operating performance.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance as well as our performance relative to our competitors as they assist in highlighting trends, (b) to set internal sales targets and spending budgets, (c) to measure operational profitability and the accuracy of forecasting, (d) to assess financial discipline over operational expenditures, and (e) as an important factor in determining variable compensation for management and employees. EBITDA and Adjusted EBITDA are also used for certain covenants and restricted activities under our debt agreements. We also believe these non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties to evaluate companies in our industry.

We use Free cash flow to review the liquidity of our operations. We measure Free cash flow as Cash flows provided by operating activities less Capital expenditures. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to Cash flows provided by operating activities.

We caution readers that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA, Adjusted Net income, and Free cash flow may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA, Adjusted EBITDA, Adjusted Net income or Free cash flow in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

	26-Weeks Ended		Fiscal Year
	July 1, 2017	July 2, 2016	2016	2015	2014	2013	2012
	(unaudited)		(In millions)*
Net income (loss)	$92	$—	$210	$168	$(73)	$(57)	$(51)
Interest expense—net	83	141	229	285	289	306	312
Income tax provision (benefit)	27	—	(79)	25	36	30	42
Depreciation and amortization expense	214	208	421	399	412	388	356

EBITDA	416	349	782	877	664	667	659
Adjustments:
Sponsor fees (1)	—	36	36	10	10	10	10
Restructuring and tangible asset impairment charges (2)	3	24	53	173	—	8	9
Share-based compensation expense (3)	9	10	18	16	12	8	4
Net LIFO reserve change (4)	40	(18)	(18)	(74)	60	12	13
Loss on extinguishment of debt (5)	—	42	54	—	—	42	31
Pension settlements (6)	2	—	—	—	2	2	18
Business transformation costs (7)	27	16	37	46	54	61	75
Acquisition-related costs (8)	—	1	1	85	38	4	—
Acquisition termination fees—net (9)	—	—	—	(288)	—	—	—
Other (10)	5	3	10	31	26	31	22

Adjusted EBITDA	501	463	972	875	866	845	841
Depreciation and amortization expense	(214)	(208)	(421)	(399)	(412)	(388)	(356)
Interest expense—net	(83)	(141)	(229)	(285)	(289)	(306)	(312)
Income tax provision, as adjusted (11)	(79)	—	(1)	(37)	(39)	(40)	(44)

Adjusted Net income	$125	$114	$321	$154	$126	$111	$129

Free cash flow
Cash flows from operating activities	368	301	$556	$555	$402	$322	$316
Capital expenditures	(108)	(67)	(164)	(187)	(147)	(191)	(293)

Free cash flow	$260	$234	$392	$368	$255	$131	$23

(*)	Amounts may not add due to rounding.
(1)	Consists of fees paid to the Sponsors for consulting and management advisory services. On June 1, 2016, the consulting agreements with each of the Sponsors were terminated for an aggregate termination fee of $31 million.
(2)	Consists primarily of facility-related closing costs, including severance and related costs, tangible asset impairment charges, organizational realignment costs and estimated multiemployer pension withdrawal liabilities and settlements.
(3)	Share-based compensation expense for vesting of stock awards and employee share purchase plan.
(4)	Represents the non-cash impact of net LIFO reserve adjustments.
(5)	Includes fees paid to debt holders, third party costs, the write off of certain pre-existing unamortized deferred financing costs related to the 2016, 2013 and 2012 debt refinancing transactions; early redemption premium and the write-off of unamortized issue premium related to the June 2016 debt refinancing; and the loss related to the September 2016 defeasance of the CMBS fixed rate loan. See Note 11, Debt in our audited consolidated financial statements incorporated by reference in this prospectus supplement for a further description of the 2016 debt transactions.

(6)	Consists of settlement charges resulting from lump-sum payments to retirees and former employees participating in USF-sponsored pension plans.
(7)	Consists primarily of costs related to significant process and systems redesign across multiple functions.
(8)	Consists of costs related to the Acquisition, including certain employee retention costs.
(9)	Consists of net fees received in connection with the termination of the Acquisition Agreement. See Note 1, Overview and Basis of Presentation in our audited consolidated financial statements incorporated by reference in this prospectus supplement.
(10)	Other includes gains, losses or charges as specified under USF’s debt agreements.
(11)	Represents our income tax provision (benefit) adjusted for the tax effect of pre-tax items excluded from Adjusted Net income and the removal of applicable discrete tax items. Applicable discrete tax items include changes in tax laws or rates, changes related to prior year unrecognized tax benefits, discrete changes in valuation allowances, excess tax benefits associated with share-based compensation, and the tax benefits recognized in continuing operations due to the existence of a gain in Other comprehensive income and loss in continuing operations. The tax effect of pre-tax items excluded from Adjusted Net income is computed using a statutory tax rate considering the impact of permanent differences and valuation allowances. We released the valuation allowance against federal and certain state net deferred tax assets in the third quarter of fiscal 2016. We were required to reflect the portion of the valuation allowance release related to current year ordinary income in the estimated annual effective tax rate and the portion of the valuation allowance release related to future years’ income discretely in fiscal 2016. We maintained a valuation allowance against federal and state net deferred tax assets in fiscal 2012 through 2015. The result was an immaterial tax effect related to pre-tax items excluded from Adjusted Net income in fiscal 2012 through 2016.

A reconciliation between the GAAP income tax provision (benefit) and the income tax provision, as adjusted, is as follows:

	26-Weeks Ended		Fiscal Year
	July 1, 2017	July 2, 2016	2016	2015	2014	2013	2012
GAAP Income tax (provision) benefit	$(27)	$—	$79	$(25)	$(36)	$(30)	$(42)
Tax impact of pre-tax income adjustments	(32)	—	—	—	—	—	—
Discrete tax items	(20)	—	(80)	(12)	(3)	(10)	(2)

Income tax provision, as adjusted	$(79)	$—	$(1)	$(37)	$(39)	$(40)	$(44)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this prospectus supplement, including the risks and uncertainties discussed under “Summary Historical Consolidated Financial Data” contained elsewhere in the prospectus supplement, under the heading “Risk Factors” in the accompanying prospectus and under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q and our audited and unaudited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide whether to purchase our common stock. If any of the following risks actually occur, our business, financial position, results of operations, or cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations, or cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may decline significantly following the offering regardless of our operating performance, and you may not be able to resell your shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We completed our IPO in June 2016. Since our IPO, the price of our common stock, as reported by the NYSE, has ranged from a low of $22.19 on November 2, 2016 to a high of $30.73 on June 1, 2017. The trading price of our common stock may be adversely affected due to a number of factors, most of which we cannot control, including:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our or our industry’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors, and the publication of research reports regarding the same;

•	declines in the market prices of stocks, trading volumes and company valuations generally, particularly those of foodservice distribution companies;

•	strategic actions by us or our competitors;

•	changes in preferences of our customers;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	a default on our indebtedness or a downgrade in our or our competitors’ credit ratings;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	changes in senior management or key personnel;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the sustainability of an active trading market for our stock;

•	changes in accounting principles;

•	occurrences of extreme or inclement weather; and

•	other events or factors, including those resulting from natural disasters, war, or acts of terrorism, or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing debt agreements and may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Maintaining our financial controls and the requirements of being a public company may cause us to incur material additional costs, and any failure to maintain financial controls could result in our financial statements becoming unreliable.

We completed our IPO in June 2016. As a publicly traded company, we are required to comply with governance and SEC reporting requirements, including compliance with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC, and with provisions in connection with being listed on the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have been generally increasing and could have a material impact on our results of operations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, our management is required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our annual report for fiscal 2017. We will continue to test our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies, or other areas for further attention or improvement. Any failure to maintain the adequacy of internal control over financial reporting, or any consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to assist in detecting fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

If securities analysts do not publish research or reports about our business, publish inaccurate or unfavorable research, or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrades our stock or our industry, or the stock of any of our competitors, or publishes inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. After the expiration or earlier waiver or termination of the lock-up periods described below, substantially all of the outstanding shares of our common stock will be available for resale in the public market. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Prior to this offering, as of September 12, 2017, we had approximately 375.6 million shares of common stock authorized but not outstanding. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights and warrants relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion.

Pursuant to a registration rights agreement, we have granted our Sponsors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of our common stock held by them. These shares represented approximately 35.6% of our outstanding common stock as of September 12, 2017, or approximately 17.8% following this offering (assuming no exercise by the underwriters of their option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders). These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. Additionally, pursuant to our management stockholder’s agreements, certain stockholders are eligible to sell shares of our common stock concurrently with a resale of shares of our common stock by the Sponsors pursuant to the registration rights agreement.

In connection with this offering, we, our executive officers and directors and the selling stockholders have signed lock-up agreements with the underwriters of this offering that, subject to certain exceptions, restrict the sale of the shares of our remaining common stock held by them for 45 days following the date of this prospectus supplement. The underwriters may, in their sole discretion, release all or any portion of the shares of common stock subject to such lock-up agreements. Our Sponsors collectively hold approximately 35.6% of our outstanding common stock as of September 12, 2017, or approximately 17.8% following this offering (assuming no exercise by the underwriters of their option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders).

In addition, as of September 12, 2017, an aggregate of approximately 7,186,557 shares of common stock are issuable pursuant to outstanding options and unvested restricted stock units issued under our 2007 Stock Incentive Plan and 2016 Plan, 2,993,598 shares of which will be eligible for sale upon exercise of vested options. We have filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. The Form S-8 registration statement automatically became effective upon filing. The initial registration statement on Form S-8 covered 27,428,139 shares of common stock. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors, dividing our Board of Directors into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at a single annual meeting;

•	the issuance of one or more series of preferred stock that could be used by our Board of Directors to thwart a takeover attempt;

•	an advance notice requirement for nominations of directors by stockholders and for proposing matters that can be acted upon by stockholders at our stockholder meetings;

•	a prohibition on stockholders calling special meetings of stockholders;

•	subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement (as defined herein), a limitation on stockholders’ ability to remove directors if the Sponsors collectively cease to own more than 25% of our outstanding shares of common stock, which we expect to be the case following the completion of this offering;

•	subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement, the filling of vacancies on the Board of Directors, including newly-created directorships, only by a majority vote of directors then in office, even if less than a quorum, or by a sole remaining director;

•	a prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

•	the approval of at least 75% of our outstanding shares of common stock to amend certain provisions of the amended and restated certificate of incorporation and the amended and restated bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock” in the accompanying prospectus. Our amended and restated certificate of incorporation and certain provisions of our amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent, or stockholder of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated certificate of incorporation includes provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL.

Our amended and restated certificate of incorporation contains a provision permitted under the DGCL relating to the liability of directors. This provision eliminates a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty; provided that such provision will not eliminate or limit a director’s liability for:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. This provision will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

The Sponsors have the ability to exert substantial influence over us and their interests may conflict with ours or yours in the future.

Immediately following the completion of this offering, investment funds associated with CD&R and KKR will beneficially own approximately 8.9% and 8.9% of our common stock, respectively, or approximately 7.6% and 7.6%, respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, the Sponsors will have the ability to exert substantial influence on our policies and operations. In addition, the Sponsors may have an interest in pursuing acquisitions, divestitures, and other transactions that, in their respective judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Sponsors could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Additionally, pursuant to the Amended and Restated Stockholders Agreement, each Sponsor has agreed to vote in favor of nominees to our Board of Directors nominated by the other Sponsor. The Amended and Restated Stockholders Agreement also grants the Sponsors special governance rights, including approval rights over certain corporate and other transactions, and certain rights regarding the appointment and removal of our Chief Executive Officer. The Sponsors will retain these rights so long as the applicable Sponsor maintains certain specified minimum levels of ownership in our Company. See “Selling Stockholders—Transactions with the Selling Stockholders.”

CD&R and KKR are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

Our amended and restated certificate of incorporation provides that the Company will renounce and waive any interest or expectancy in participating in, directly or indirectly, any potential transaction or business opportunity that is presented to the Sponsors. In addition, none of CD&R, KKR, or any of their affiliates have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Sponsors will be able to cause or prevent a change in the composition of our Board of Directors. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We no longer qualify as a “controlled company” pursuant to the rules of the NYSE. As a result, we must comply with certain corporate governance requirements within one year or less of the date we ceased to qualify as a “controlled company.”

As a result of an offering completed by the Sponsors on May 17, 2017, the Sponsors no longer control a majority of the voting power of our outstanding common stock. As a result, we are no longer a “controlled company” within the meaning of the corporate governance standards of the NYSE, and we are required to comply with certain corporate governance requirements within one year or less of the completion of that offering, including:

•	the requirement that a majority of our Board of Directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

We currently do not have a majority of independent directors, and our nominating and corporate governance committee and our compensation committee do not currently consist entirely of independent directors and do not currently complete annual performance evaluations.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” “mission,” “strive,” “more,” “goal,” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors discussed or referred to under “Risk Factors” above and the following risks, uncertainties, and factors:

•	Our ability to remain profitable during times of cost inflation/deflation, commodity volatility, and other factors

•	Industry competition and our ability to successfully compete

•	Our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs

•	Risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates

•	Restrictions and limitations placed on us by our agreements and instruments governing our debt

•	Any change in our relationships with group purchasing organizations

•	Any change in our relationships with long-term customers

•	Our ability to increase sales to independent restaurant customers

•	Our ability to successfully consummate and integrate future acquisitions

•	Our ability to achieve the benefits that we expect from our cost savings initiatives

•	Shortages of fuel and increases or volatility in fuel costs

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence

•	Liability claims related to products we distribute

•	Our ability to maintain a good reputation

•	Costs and risks associated with labor relations and the availability of qualified labor

•	Changes in industry pricing practices

•	Changes in competitors’ cost structures

•	Our ability to retain customers not obligated by long-term contracts

•	Environmental, health, and safety costs

•	Costs and risks associated with current and changing government laws and regulations, including those related to environmental, health, safety, food safety, transportation, labor and employment laws and regulations

•	Technology disruptions and our ability to implement new technologies

•	Costs and risks associated with a potential cybersecurity incident

•	Our ability to manage future expenses and liabilities associated with our retirement benefits and multiemployer pension plans

•	Disruptions to our business caused by extreme weather conditions

•	Costs and risks associated with litigation

•	Changes in consumer eating habits

•	Costs and risks associated with our intellectual property protections

•	Risks associated with potential infringements of the intellectual property of others

We urge you to read this prospectus supplement, including the uncertainties and factors discussed or referred to under “Risk Factors,” the accompanying prospectus and the documents incorporated herein or therein by reference completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus supplement, the accompanying prospectus and documents incorporated herein or therein by reference are qualified by these cautionary statements. Forward-looking statements speak only as of the date they are made. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus supplement. We will not receive any proceeds from the sale of shares being sold in this offering, including from any exercise by the underwriters of their option to purchase additional shares. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and we will bear the remaining expenses. See “Selling Stockholders.”

DIVIDEND POLICY

We have no current plans to pay future dividends on our common stock, and we have never paid any dividends on our common stock other than the January 2016 one-time special cash distribution discussed below. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing debt agreements and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2017, which are incorporated herein by reference.

In January 2016, we paid a $666.3 million one-time special cash distribution to our stockholders, including the Sponsors.

PRICE RANGE OF COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “USFD” as of May 26, 2016. Prior to that time, there was no public market for our common stock. As of September 12, 2017, there were 23,957 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions. The following table sets forth the high and low intra-day sale prices per share for our common stock as reported on the NYSE for the period indicated:

	Stock Price
	High	Low
Fiscal Year Ended December 31, 2016:
Second Quarter ended July 2, 2016 (from May 26, 2016)	$25.64	$22.51
Third Quarter ended October 1, 2016	$25.83	$22.90
Fourth Quarter ended December 31, 2016	$27.79	$22.19
Fiscal Year Ending December 30, 2017:
First Quarter ended April 1, 2017	$28.14	$25.50
Second Quarter ended July 1, 2017	$30.73	$25.93
Third Quarter (through September 13, 2017)	$28.79	$26.37

The closing sale price of our common stock, as reported by the NYSE, on September 13, 2017, was $28.01. American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information as of September 12, 2017, with respect to the beneficial ownership of our common stock by the selling stockholders. There were 224,368,299 shares of our common stock outstanding as of September 12, 2017.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power for the indicated shares of common stock. Unless otherwise noted, the address for each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018.

			Common Stock to be Sold in this Offering		Common Stock Beneficially Owned After this Offering
	Common Stock Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is not Exercised	Assuming the Underwriters’ Option is Exercised in Full (1)	Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full (1)
Name of Beneficial Holder	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Investment Funds Associated with or Managed By Clayton, Dubilier & Rice, LLC (2) (3)	39,977,773	17.8%	20,000,000	23,000,000	19,977,773	8.9%	16,977,773	7.6%
Investment Funds Associated with Kohlberg Kravis Roberts & Co., L.P. (4) (5)	39,977,772	17.8%	20,000,000	23,000,000	19,977,772	8.9%	16,977,772	7.6%

(1)	The underwriters have the option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders on the same terms and conditions noted herein, within 30 days of the date of this prospectus supplement.
(2)

Represents shares held by the following investment funds associated with Clayton, Dubilier & Rice, LLC: a) 21,321,479 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; b) 6,218,765 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P.; c) 151,812 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd.; d) 8,732,138 shares of common stock held by CDR USF Co-Investor, L.P., whose general partner is CDR USF Co-Investor GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; and

e) 3,553,579 shares of common stock held by CDR USF Co-Investor No. 2, L.P., whose general partner is CDR USF Co-Investor GP No. 2, Limited, whose sole stockholder is CD&R Associates VII, L.P. CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the funds associated with CD&R. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to shares held by CD&R are made by an investment committee of limited partners of CD&R Associates VII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian C. Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Stephen W. Shapiro, Nathan K. Sleeper, Derek L. Strum, Sonja Terraneo, David H. Wasserman and J.L. Zrebiec. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with CD&R. Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P. Each of CDR USF Co-Investor GP Limited and CDR USF Co-Investor GP No. 2, Limited expressly disclaims beneficial ownership of the shares held by each of CDR USF Co-Investor Limited, CDR USF Co-Investor No. 2, Limited, Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. and CD&R Parallel Fund VII. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR USF Co-Investor L.P. and CDR USF Co-Investor No. 2, L.P.

The address for each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CD&R Associates VII (Co-Investment), Ltd. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for CD&R is 375 Park Avenue, 18th Floor, New York, NY 10152.

(3)	Of the shares being offered by the investment funds associated with or managed by Clayton, Dubilier & Rice, LLC: a) 10,666,667 are being sold in this offering by Clayton, Dubilier & Rice Fund VII, L.P. assuming the underwriters’ option is not exercised and 12,266,667 are being sold in this offering by Clayton, Dubilier & Rice Fund VII, L.P. assuming the underwriters’ option is exercised in full; b) 3,111,111 are being sold in this offering by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. assuming the underwriters’ option is not exercised and 3,577,778 are being sold in this offering by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. assuming the underwriters’ option is exercised in full; c) 75,948 are being sold in this offering by CD&R Parallel Fund VII, L.P. assuming the underwriters’ option is not exercised and 87,340 are being sold in this offering by CD&R Parallel Fund VII, L.P. assuming the underwriters’ option is exercised in full; d) 4,368,497 are being sold in this offering by CDR USF Co-Investor, L.P. assuming the underwriters’ option is not exercised and 5,023,771 are being sold in this offering by CDR USF Co-Investor, L.P. assuming the underwriters’ option is exercised in full; and e) 1,777,777 are being sold in this offering by CDR USF Co-Investor No. 2, L.P. assuming the underwriters’ option is not exercised and 2,044,444 are being sold in this offering by CDR USF Co-Investor No. 2, L.P. assuming the underwriters’ option is exercised in full.
(4)

Represents shares held by the following investment funds associated with KKR: a) 35,452,289 shares of common stock held by KKR 2006 Fund L.P.; b) 2,842,863 shares of common stock held by KKR PEI Food Investments L.P.; c) 652,082 shares of common stock held by KKR Partners III, L.P.; d) 319,822 shares of common stock held by OPERF Co-Investment LLC; and e) 710,716 shares of common stock held by ASF

Walter Co-Invest L.P. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Food Investments L.P. is KKR PEI Food Investments GP LLC. The sole member of KKR PEI Food Investments GP LLC is KKR PEI Investments, L.P., whose sole general partner is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The manager of OPERF Co-Investment LLC is KKR Associates 2006 L.P. The general partner of ASF Walter Co-Invest L.P. is ASF Walter Co-Invest GP Limited. The sole shareholder of ASF Walter Co-Invest GP Limited is KKR Fund Holdings L.P. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts. Each of the KKR entities and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by KKR, but each has disclaimed beneficial ownership of such shares, except to the extent directly held.

The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5)	Of the shares being offered by the investment funds associated with KKR: a) 17,736,000 are being sold in this offering by KKR 2006 Fund L.P. assuming the underwriters’ option is not exercised and 20,396,400 are being sold in this offering by KKR 2006 Fund L.P. assuming the underwriters’ option is exercised in full; b) 1,422,222 are being sold in this offering by KKR PEI Food Investments L.P. assuming the underwriters’ option is not exercised and 1,635,555 are being sold in this offering by KKR PEI Food Investments L.P. assuming the underwriters’ option is exercised in full; c) 326,222 are being sold in this offering by KKR Partners III, L.P. assuming the underwriters’ option is not exercised and 375,156 are being sold in this offering by KKR Partners III, L.P. assuming the underwriters’ option is exercised in full; d) 160,000 are being sold in this offering by OPERF Co-Investment LLC assuming the underwriters’ option is not exercised and 184,000 are being sold in this offering by OPERF Co-Investment LLC assuming the underwriters’ option is exercised in full; and e) 355,556 are being sold in this offering by ASF Walter Co-Invest L.P. assuming the underwriters’ option is not exercised and 408,889 are being sold in this offering by ASF Walter Co-Invest L.P. assuming the underwriters’ option is exercised in full.

Transactions with the Selling Stockholders

Amended and Restated Stockholders Agreement

We are currently party to a stockholders agreement (the “Amended and Restated Stockholders Agreement”) with the Sponsors. Collectively, prior to this offering, the Sponsors hold 35.6% of our outstanding common stock. The Amended and Restated Stockholders Agreement contains, among other things, agreements with respect to the election of our directors. The Amended and Restated Stockholders Agreement grants each of the Sponsors the right to designate for nomination for election a number of designees equal to: (i) at least 40% of the total number of directors comprising the Board of Directors at such time as long as such Sponsor owns at least 90% of its original shares of common stock; (ii) at least 30% of the total number of directors comprising the Board of Directors at such time as long as such Sponsor owns at least 75% but less than 90% of its original shares of common stock; (iii) at least 20% of the total number of directors comprising he Board of Directors at such time as long as such Sponsor owns at least 50% but less than 75% of its original shares of common stock; (iv) at least 10% of the total number of directors comprising the Board of Directors at such time as long as such Sponsor owns at least 25% but less than 50% of its original shares of common stock; and (v) at least 5% of the total number of directors comprising the Board of Directors at such time as long as such Sponsor owns at least

10% but less than 25% of its original shares of common stock. As of the date of this prospectus supplement, CD&R and KKR each have two director designees on our Board of Directors. Following the completion of this offering, CD&R and KKR will each have a right under the Amended and Restated Stockholders Agreement to designate only one director for nomination. It is expected that, following this offering, one of our two directors who had been designated for nomination by KKR will resign. Our Board of Directors has determined, however, that it will not require the resignation of either of our two directors who had been designated for nomination by CD&R until the earlier of (i) any subsequent sale of our common stock by CD&R or (ii) the date on which our Board of Directors nominates the slate of directors to be voted upon by our stockholders at our 2018 Annual Meeting of Stockholders. Pursuant to the Amended and Restated Stockholders Agreement, each of the Sponsors agrees to vote, or act by written consent, with respect to any common stock owned by it, to cause each of the Sponsors’ designees and our Chief Executive Officer to be elected to our Board of Directors. So long as each of the Sponsors has the right to designate at least one nominee to the Board of Directors, we will include at least one designee from each of the Sponsors on each of the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee of the Board of Directors, subject to compliance with applicable regulations. We do not currently have any Sponsor designees on the Audit Committee. The Amended and Restated Stockholders Agreement provides that the Board of Directors will be comprised of between two and 15 directors, but the number of directors can only be changed with the consent of the Sponsors for so long as each has the right to designate nominees to the Board of Directors under the Amended and Restated Stockholders Agreement. In addition, the Amended and Restated Stockholders Agreement grants to the Sponsors special governance rights, for as long as the applicable Sponsor maintains ownership of our common stock at a level that would entitle the Sponsor to designate a nominee to our Board of Directors or that is at least 10% of our outstanding common stock, including rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control and certain rights regarding the appointment of our Chief Executive Officer.

In addition, all of our executive officers and certain of our other employees entered into agreements with us and the Sponsors in connection with their purchase of shares our common stock and receipt of equity awards under the 2007 Stock Incentive Plan. Such agreements included management stockholder’s agreements and subscription agreements, under which our executives and employees purchased our common stock (and were granted additional equity awards to acquire our common stock). These agreements contained, among other things, restrictions on the transfer of our shares of common stock, rights of the Company to repurchase shares of our common stock and options in certain circumstances, and limited “piggyback” registration rights. On January 20, 2017, the Company and the Sponsors waived the restrictions on the transfer of our shares for employees other than our executive officers. On April 5, 2017, the Company terminated the management stockholder’s agreements for all of our employees, including executive officers, except that our executive officers’ limited piggyback registration rights survive the termination of the agreements.

Amended and Restated Registration Rights Agreements

We are currently a party to the amended and restated registration rights agreement, dated as of June 1, 2016 (the “Amended and Restated Registration Rights Agreement”), with the Sponsors holding approximately 35.6% of our outstanding common stock as of September 12, 2017, or approximately 17.8% following this offering (assuming no exercise by the underwriters of their option to purchase up to 6,000,000 additional shares of our common stock from the selling stockholders). The Amended and Restated Registration Rights Agreement grants to the Sponsors the right to cause us, at our own expense, to use our reasonable best efforts to register shares held by the Sponsors for public resale, subject to certain limitations. In the event we file a registration statement to register any of our common stock, the Sponsors also have the right to require us to use our best efforts to include shares of our common stock held by them, subject to certain limitations, including as determined by the underwriters. The Amended and Restated Registration Rights Agreement also provides for us to indemnify the Sponsors party to such agreement and their affiliates for certain misstatements, omissions, and violations of securities laws in connection with the registration of our common stock. The registration statement of which this prospectus supplement forms a part was filed in connection with our obligations under the Amended and Restated Registration Rights Agreement.

Consulting Agreements

We were a party to consulting agreements with each of the Sponsors (the “Consulting Agreements”), pursuant to which each Sponsor provided us with ongoing consulting and management advisory services and received fees and reimbursements of related out-of-pocket expenses. Under these agreements, we paid consulting fees, in the aggregate to both Sponsors, of $10 million in each of the fiscal years 2015, 2014, and 2013. We terminated the Consulting Agreements with each of the Sponsors on June 1, 2016 and paid an aggregate termination fee of $30.7 million ($15.3 million to CD&R and $15.3 million to KKR).

Indemnification Agreements

We are a party to indemnification agreements with each of the Sponsors, pursuant to which we indemnify such Sponsors, and their respective affiliates, directors, officers, partners, members, employees, agents, representatives, and controlling persons, against certain liabilities arising out of performance of the Consulting Agreements described above under “—Consulting Agreements” and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

We are also a party to indemnification agreements with our directors. The indemnification agreements provide our directors with contractual rights to the indemnification and expense advancement rights. See “Description of Capital Stock—Limitations on Liability and Indemnification” in the accompanying prospectus.

Financing Arrangements with Related Parties

In January 2013, we repurchased $355 million in aggregate principal amount of 11.25% / 12% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”) from an affiliate of CD&R, at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the purchase date. The repurchase was funded through net proceeds from the issuance of 8.50% unsecured senior notes due 2019 (the “Old Senior Notes”).

In February 2015, we repurchased $2 million of aggregate principal amount of Old Senior Notes held by KKR.

In May 2016, KKR Capital Markets LLC, an affiliate of KKR, received underwriter discounts and commissions of $5 million in connection with the Company’s IPO and received approximately $1 million for services rendered in connection with certain debt refinancing transactions.

In January 2017, KKR Capital Markets LLC acted as an underwriter in connection with a secondary offering of the Company’s stock and received underwriter discounts and commissions of approximately $4 million. In February 2017, KKR Capital Markets LLC received $0.025 million for services rendered in connection with a debt refinancing transaction. In May 2017, KKR Capital Markets LLC acted as an underwriter in connection with a secondary offering of the Company’s stock and received underwriter discounts and commissions of approximately $4 million.

Relationship with KKR Credit

Since 2013, investment vehicles advised by KKR were participating lenders under our senior secured term loan. Prior to or in connection with its refinancing in 2016, investment funds or accounts managed or advised by KKR had received aggregate principal payments of approximately $154.5 million and interest payments and consent, amendment or extension fees of approximately $47.5 million. Since the refinancing through June 30, 2017, investment funds or accounts managed or advised by KKR had received aggregate principal payments of approximately $112,000 and interest payments of approximately $385,000.

Since 2013, investment funds or accounts managed or advised by KKR were also holders of our Old Senior Notes, which we redeemed in June 2016 using the net proceeds from our IPO. Prior to such redemption, investment funds or accounts managed or advised by KKR had received interest payments and consent fees of approximately $3.5 million and received approximately $10.3 million in principal amount and early redemption premiums in connection with the redemption.

Relationship with KKR Capstone

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates (“KKR Capstone”), a consulting company that works exclusively with KKR’s portfolio companies, for consulting services, and have paid to KKR Capstone related fees and expenses. KKR Capstone is not a subsidiary or affiliate of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the “KKR” name under license from KKR.

Transactions with Other Related Parties

In connection with our business, we procure products from thousands of suppliers, some of which may be affiliated with the Sponsors. We estimate that we purchased food products from a former affiliate of a Sponsor, while we were owned by the Sponsor, for approximately $12 million in fiscal 2013. Management believes these transactions were conducted on an arm’s-length basis at prices that an unrelated third party would have paid for such products.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock sold pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a person who holds or receives our common stock pursuant to the exercise of an employee stock option or otherwise as compensation or a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

This summary is limited to U.S. federal income and estate tax aspects and does not address the tax consequences under non-U.S., state or local tax laws or any other non-income tax laws (such as gift tax laws). It also does not consider the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY OTHER APPLICABLE FEDERAL, STATE, LOCAL, NON-U.S. AND NON-INCOME TAX CONSEQUENCES.

Dividends

As noted above in the section of this prospectus supplement entitled “Dividend Policy,” we have no current plans to make distributions on our common stock. If this policy were to change, any distributions on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will generally constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions not treated as dividends and in excess of a holder’s adjusted basis will generally be treated as capital gain subject to the rules discussed under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service (“IRS”) Form W-8BEN or form W-8BEN-E (as applicable) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates applicable to such holder as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (subject to adjustments) or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. In the event we do become a “United States real property holding corporation,” as long as our common stock is regularly traded on an established securities market, our common stock will be treated as “United States real property interests,” subjecting gain to U.S. federal income tax, only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the applicable period.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

Underwriting

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
J.P. Morgan Securities LLC	20,000,000
Morgan Stanley & Co. LLC	20,000,000

Total	40,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 6,000,000 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters have agreed to purchase the shares of our common stock from the selling stockholders at a price of $27.34 per share, which will result in proceeds to the selling stockholders, before expenses, of $1,093,600,000 (or $1,257,640,000 if the underwriters’ option to purchase additional shares is exercised in full). The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriters may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriters purchase shares and the price at which the underwriters resell such shares may be deemed underwriting compensation.

We, our executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 45 days after the date of the prospectus supplement, except with the prior written consent of the underwriters. Certain of our executive officers have been granted an exception with respect to an aggregate of 51,000 shares of common stock that would be otherwise subject to such lock-up agreements. These agreements will not apply to any existing employee benefit plans.

Our common stock is listed on the NYSE under the symbol “USFD.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that we will pay total expenses in connection with the offering, excluding underwriting discounts and commissions, for which the selling stockholders are responsible, of approximately $1.3 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount of up to $20,000.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time acquire, hold or dispose, or recommend to clients that they should acquire, hold or dispose, long and/or short positions in such assets, securities and instruments.

Affiliates of the underwriters are joint lead arrangers and joint bookrunning managers under USF’s amended and restated ABL credit agreement.

NOTICE TO INVESTORS

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations.

European Economic Area

This document and any related free writing prospectus is not a prospectus for the purposes of the Prospectus Directive (as defined below). In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this document and any related free writing prospectus to the public may be made in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

The communication of this document, any related free writing prospectus and any other document or materials relating to the sale of the shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of “investment professionals” (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares offered hereby are only available to, and any investment or investment activity to which this document and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any related free writing prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) and which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purposes of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong or otherwise is or contains an invitation to the public (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to

Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of a corporation) or Section 276(4)(i)(B) of the SFA (in the case of a trust);

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons, and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR, in less than 1% of our common stock. Certain legal matters in connection with the offering will be passed upon for the selling stockholders by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company, incorporated by reference in this prospectus supplement and the accompanying prospectus from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (including those portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 24, 2017 that are incorporated by reference into Part III of such Annual Report on Form 10-K);

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended April 1, 2017 and for the fiscal quarter ended July 1, 2017;

•	our Current Reports on Form 8-K filed on January 12, 2017 (as amended by a Form 8-K/A filed on February 1, 2017) (other than with respect to Item 7.01), January 18, 2017 (other than with respect to Item 7.01), January 31, 2017, February 13, 2017, February 17, 2017, May 15, 2017 and May 18, 2017; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on May 23, 2016, including any amendments or reports filed for the purposes of updating such description.

If we have incorporated by reference any statement or information in this prospectus supplement or the accompanying prospectus and we subsequently modify that statement or information with information contained, incorporated by reference or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus, the statement or information previously incorporated in this prospectus supplement or the accompanying prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference herein or therein. You should direct requests for those documents to US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018 (telephone: (847) 720-8000).

Exhibits to any documents incorporated by reference in this prospectus supplement and the accompanying prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus supplement and the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of an effective registration statement on Form S-3 that we filed with the SEC. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to, or incorporated by reference in, the registration statement for a complete description.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC, including the filings that are incorporated by reference to this prospectus supplement and the accompanying prospectus, are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on, or accessible through, our website for free via the “Investors” section at https://ir.usfoods.com/investors by selecting “SEC Filings” under “Financial Information.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference herein and is not part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

US FOODS HOLDING CORP.

Common Stock

By this prospectus, certain of our stockholders (the “selling stockholders”) may offer, from time to time in one or more transactions, shares of our common stock, par value $0.01 per share (“common stock”).

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, but we may bear a portion of the expenses of the offering of such common stock.

The selling stockholders may offer shares of common stock in amounts, at prices, and on terms determined at the time of offering, which may be sold on a continuous or delayed basis. The specific plan of distribution for any shares of common stock to be offered will be provided in a supplement to this prospectus. If agents, underwriters, or dealers are used to sell any shares of common stock, a prospectus supplement will name them and describe their compensation. We may also provide investors with a free writing prospectus that includes this information.

This prospectus may not be used to offer to sell any shares of our common stock unless accompanied by a prospectus supplement. The prospectus supplement or a free writing prospectus may add, update, or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and any free writing prospectus, together with the documents incorporated by reference herein and therein, before you make an investment decision.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “USFD.” On September 12, 2017, the closing sales price of our common stock as reported on the NYSE was $27.70 per share.

Investing in our common stock involves risk. You should consider the risk factors referred to on page 4 of this prospectus.

None of the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 13, 2017

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By using a shelf registration statement, one or more selling stockholders may sell our common stock from time to time in one or more offerings or resales. This prospectus provides you with a general description of the common stock that one or more selling stockholders may offer. Each time our common stock is offered, a supplement to this prospectus will be provided, and we may also provide you with a free writing prospectus, that contains information about the specific terms of that offering, including the names of the selling stockholders and the prices at which the shares of our common stock are sold. The supplement and any free writing prospectus may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any shares of our common stock, you should read carefully both this prospectus and the applicable prospectus supplement, together with the documents incorporated or deemed incorporated by reference herein (as described below under the heading “Incorporation by Reference”) and therein, any free writing prospectus we may file with the SEC, and the additional information described below under the heading “Where You Can Find More Information.”

This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to, or incorporated by reference in, the registration statement for a complete description. See “Incorporation by Reference.” The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement and the other information to which we refer you. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any prospectus supplement is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations, and prospects may have changed since those dates.

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to (i) the “Company,” “US Foods,” “we,” “our,” or “us” refer to US Foods Holding Corp. and its consolidated subsidiaries and (ii) the “Sponsors” refer to investment funds associated with Clayton, Dubilier & Rice, LLC and its affiliates and Kohlberg Kravis Roberts & Co. L.P. and its affiliates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” “mission,” “strive,” “more,” “goal,” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements included or incorporated by reference in this prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors described or referred to under the “Risk Factors” section of this prospectus, under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q incorporated by reference herein and the following risks, uncertainties, and factors:

•	Our ability to remain profitable during times of cost inflation / deflation, commodity volatility, and other factors

•	Industry competition and our ability to successfully compete

•	Our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs

•	Risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates

•	Restrictions and limitations placed on us by our agreements and instruments governing our debt

•	Any change in our relationships with group purchasing organizations

•	Any change in our relationships with long-term customers

•	Our ability to increase sales to independent restaurant customers

•	Our ability to successfully consummate and integrate future acquisitions

•	Our ability to achieve the benefits that we expect from our cost savings initiatives

•	Shortages of fuel and increases or volatility in fuel costs

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence

•	Liability claims related to products we distribute

•	Our ability to maintain a good reputation

•	Costs and risks associated with labor relations and the availability of qualified labor

•	Changes in industry pricing practices

•	Changes in competitors’ cost structures

•	Our ability to retain customers not obligated by long-term contracts

•	Environmental, health, and safety costs

•	Costs and risks associated with current and changing government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment laws and regulations

•	Technology disruptions and our ability to implement new technologies

•	Costs and risks associated with a potential cybersecurity incident

•	Our ability to manage future expenses and liabilities associated with our retirement benefits and multiemployer pension plans

•	Disruptions to our business caused by extreme weather conditions

•	Costs and risks associated with litigation

•	Changes in consumer eating habits

•	Costs and risks associated with our intellectual property protections

•	Risks associated with potential infringements of the intellectual property of others

For a more detailed discussion of these factors, see the information under the heading “Risk Factors” in our most recent Annual Report on Form 10-K incorporated by reference herein and in other filings we make with the SEC. All forward-looking statements made in this prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. The forward-looking statements contained in this prospectus and the documents incorporated by reference herein speak only as of the date of this prospectus or of such document incorporated by reference herein. Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise. Accordingly, readers of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

OUR COMPANY

US Foods is among America’s great food companies and one of only two foodservice distributors with a national footprint in the United States. We are the second largest foodservice distributor in the United States with a 2016 market share of approximately 8%. The U.S. foodservice distribution industry is large, fragmented, and growing, with total industry sales of approximately $285 billion in 2016 according to Technomic (August 2017).

Our mission is to be First In Food. We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of Great Food. Made Easy. This strategy centers on providing a broad and innovative offering of high-quality products to our customers, as well as a comprehensive suite of industry-leading e-commerce, technology, and business solutions.

We have significant scale and an efficient operating model. We supply approximately 250,000 customer locations nationwide. These customer locations include independently owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. We provide approximately 350,000 fresh, frozen, and dry food stock-keeping units, or SKUs, as well as non-food items, sourced from approximately 5,000 suppliers. Our more than 4,000 sales associates manage customer relationships at local, regional, and national levels. They are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants. Our extensive network of over 60 distribution centers and fleet of approximately 6,000 trucks allow us to operate efficiently and provide high levels of customer service.

Our principal executive offices are located at 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018. The telephone number at our principal executive office is (847) 720-8000. Our website address is http://www.usfoods.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your investment decision.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties set forth under the heading “Risk Factors” in the applicable prospectus supplement and under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q (which information is incorporated by reference herein), as well as the other information contained or incorporated by reference or deemed incorporated by reference in this prospectus or in the applicable prospectus supplement, before you decide whether to purchase our common stock. See “Where You Can Find More Information” elsewhere in this prospectus. If any of the those risks actually occur, our business, financial position, results of operations, or cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described are not the only ones we face. The occurrence of any of those risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations, or cash flows.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of common stock offered by any selling stockholder, but we may bear a portion of the expenses of the offering of such common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See the section of this prospectus titled “Where You Can Find More Information.”

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (the “DGCL”). Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution, or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption, or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in “— Preferred Stock” below.

As of September 12, 2017, we had 224,368,299 shares of common stock outstanding and 23,957 holders of record of common stock.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences, and the relative participating, optional, or other special rights and qualifications, limitations, and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series. Because the Board of Directors has the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage, or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

As of September 12, 2017, no shares of our preferred stock were outstanding.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which could result in an improvement of their terms.

Classified Board of Directors. The terms of our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors will be divided into three classes, as nearly equal in number as possible, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the number of directors will be between 2 and 15 and the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock and any applicable terms of the stockholders agreement we entered into with the Sponsors, dated as of June 1, 2016 (the “Amended and Restated Stockholders Agreement”), and except as otherwise provided in any bylaw, any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office, except with respect to any vacancy of a Sponsor-designated director, in which case such Sponsor will have the right to designate a new director for election by a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that, subject to the rights of holders of preferred stock and the requirements of applicable law, a special meeting of stockholders may be called only by or at the direction of our Board of Directors pursuant to a resolution adopted by a majority of our Board of Directors. Stockholders are not permitted to call a special meeting.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

Removal of Directors. Our amended and restated certificate of incorporation provides that, subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement, directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast in any election of directors until the Sponsors no longer collectively beneficially own (directly or indirectly) more than 25% of the outstanding shares of our common stock in the aggregate. After such time, directors may be removed from office only for cause and only upon the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any election of directors.

Stockholder Advance Notice Procedure. Our amended and restated bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Corporate Secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our Corporate Secretary at our principal executive offices neither fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our Secretary (x) neither earlier than 90 days nor more than 120 days prior to the meeting, or (y) neither later than the 10th day following the day on which a public announcement of the date of the such meeting is first made by us nor more than 120 days prior to the meeting.

Amendments to Certificate of Incorporation and Bylaws. The DGCL generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation provides that specified provisions of our amended and restated certificate of incorporation may not be amended, altered, or repealed unless the amendment is approved by the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock then entitled to vote generally in the election of directors, voting together as a single class, including the provisions governing the liability and indemnification of directors, corporate opportunities, the elimination of stockholder action by written consent, and the prohibition on the rights of stockholders to call a special meeting.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that our amended and restated bylaws may be amended, altered, or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Board of Directors, or by the affirmative vote of the holders of at least 75%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, voting together as a single class.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our amended and restated certificate of incorporation, we elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203, until the first date that the Sponsors no longer beneficially own (directly or indirectly) any of our outstanding shares of common stock. After such date, we will be governed by Section 203. Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

•	any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with the interested stockholder, or with any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested stockholder and certain other conditions are met;

•	any sale, lease, exchange, mortgage, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, subject to certain conditions;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series of the corporation or any such subsidiary beneficially owned by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit, directly or indirectly and subject to certain conditions, of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

An “interested stockholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation contains a provision permitted under the DGCL relating to the liability of directors. This provision eliminates a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty; provided that such provision will not eliminate or limit a director’s liability for:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. This provision will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions and exceptions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

We have entered into an indemnification agreement with each of our directors. The indemnification agreements provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the Sponsors, or their respective officers, directors, agents, stockholders, members, partners, affiliates, or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of the Sponsors or their respective agents, stockholders, members, partners, affiliates, or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires, or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. Stockholders are deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless our Company consents in writing to an alternate forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees, agents, or stockholders, (iii) any action asserting a claim against us or any director, officer, employee, agent, or stockholder arising under the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, or (iv) any action asserting a claim against us or any director, officer, employee, agent, or stockholder that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders are deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “USFD.”

SELLING STOCKHOLDERS

Information about the selling stockholders will be set forth in a prospectus supplement, in a post-effective amendment to the registration statement of which this prospectus forms a part, or in filings we make with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference herein.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares of common stock offered under this prospectus in one or more of the following ways (or in any combination) from time to time:

•	to or through underwriters;

•	in “at the market” offerings within the meaning of Rule 415(a)(4) of the Securities Act to or through market makers or into an existing market for the shares;

•	through agents;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	by purchasers by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in other transactions through brokers or dealers;

•	directly to purchasers, including through a specific bidding, auction, or other process or in privately negotiated transactions;

•	in short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	through the distribution by any selling stockholder to its partners, members or shareholders;

•	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities; or

•	through any other method permitted by applicable law and described in the relevant prospectus supplement.

Registration of shares of our common stock covered by this prospectus does not mean that those securities necessarily will be offered or sold.

To the extent permitted by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of common stock by the selling stockholders may include the following information to the extent required by law:

•	the name or names of the selling stockholders and the amounts to be sold by them;

•	the terms of the offering;

•	any delayed delivery arrangements;

•	the names of any underwriters, agents, brokers or dealers;

•	the purchase price of the shares of common stock and the proceeds to be received from the sale;

•	any discounts or commissions and other items constituting underwriters’, brokers’ or agents’ compensation;

•	any options under which the underwriters may purchase additional shares from us and/or the selling stockholders;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	other material terms of the offering.

The selling stockholders may distribute the shares of common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed from time to time;

•	market prices prevailing at the time of sale;

•	prices relating to such prevailing market prices; or

•	negotiated prices.

If underwriters are used in the sale, such underwriters will acquire the shares of common stock for their own account. The underwriters may resell the shares of common stock in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

The shares of common stock may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The underwriters will be obligated to purchase all the shares of common stock offered if any of the shares are purchased.

The selling stockholders may sell the shares of common stock through agents or dealers designated by us or them. Any agent or dealer involved in the offer or sale of the shares of common stock for which this prospectus is delivered will be named, and any commissions payable to that agent or dealer by the selling stockholders will be set forth, in the prospectus supplement. The selling stockholder may engage in “at the market” offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase the shares of common stock from the selling stockholders as principal and may resell those shares of common stock at varying prices to be determined by the dealer.

Underwriters, dealers, or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, dealer or agent, place orders online or through their financial advisors.

Underwriters, dealers, and agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions, or fees received by them from the selling stockholders and any profit on the resale of the shares of common stock sold by them may be deemed to be underwriting discounts or commissions under the Securities Act.

We or the selling stockholders may have agreements with the underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers, or agents may be required to make, and to reimburse them for certain expenses.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the shares of our common stock may engage in transactions with and perform other services for us and the selling stockholders in the ordinary course of their business for which they receive customary compensation. If at the time of any offering made under this prospectus a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

In order to facilitate the offering of shares of common stock, any underwriters or agents, as the case may be, involved in the offering of such shares may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover overallotments or to stabilize the price of our common stock, the underwriters or agents, as the case may be, may bid for, and purchase, shares of common stock in the open market. Finally, in any offering of shares of common stock through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such shares in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The selling stockholders may solicit offers to purchase shares of common stock directly from, and they may sell such shares directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our common stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our common stock, which is listed on the NYSE under the symbol “USFD.”

The selling stockholders may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase shares of common stock at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions the selling stockholders pay for solicitation of these contracts.

From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares they own. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be a selling stockholder. The number of the selling stockholders’ shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, the selling stockholders may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with such selling stockholders, including, without limitation, in connection with distributions of the shares by those broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The selling stockholders may elect to make a pro rata in-kind distribution of the shares of common stock to their members, partners or shareholders. In such event, we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A selling stockholder which is an individual may make gifts of shares of our common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

Any selling stockholder is subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. Regulation M may limit the timing of purchases and sales of any of the common stock offered in this prospectus by such selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of such selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities for the common stock being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities for the common stock.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

The selling stockholders may transfer shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of the Company, incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering under this prospectus (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (including those portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 24, 2017 that are incorporated by reference into Part III of such Annual Report on Form 10-K);

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended April 1, 2017 and for the fiscal quarter ended July 1, 2017;

•	our Current Reports on Form 8-K filed on January 12, 2017 (as amended by a Form 8-K/A filed on February 1, 2017) (other than with respect to Item 7.01), January 18, 2017 (other than with respect to Item 7.01), January 31, 2017, February 13, 2017, February 17, 2017, May 15, 2017 and May 18, 2017; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on May 23, 2016, including any amendments or reports filed for the purposes of updating such description.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained, incorporated by reference or deemed incorporated by reference in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018 (telephone: (847) 720-8000). Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to, or incorporated by reference in, the registration statement for a complete description.

We file annual, quarterly, and current reports and other information with the SEC. You may read and copy any document that we file with the SEC, including the registration statement of which this prospectus forms a part and the exhibits to the registration statement, at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain our filings with the SEC on the SEC’s website at www.sec.gov. Those filings are also available to the public on, or accessible through, our website for free via the “Investors” section at https://ir.usfoods.com/investors by selecting “SEC Filings” under “Financial Information.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference herein and is not part of this prospectus.

Chef's Line®
All Natural Pork Carnitas

Rykoff Sexton®
Slow Roasted Tomatoes

Stock Yards®
Bone-In Ribeye

Metro Deli®
All Natural Cuban Seasoned Pork Roast

40,000,000 Shares

US FOODS HOLDING CORP.

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan	Morgan Stanley

September 13, 2017